EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Nine Months and Quarter Ended September 26, 2010

(Thousands of Dollars)

	Nine
	Months	Quarter
	------------	------------
Earnings available for fixed charges:
Net earnings	$257,738	155,164
Add:
Fixed charges	70,500	25,160
Income taxes	76,602	63,909
	-----------	-----------
Total	$404,840	244,233
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Fixed charges:
Interest expense	$ 60,371	21,657
Rental expense representative
of interest factor	10,129	3,503
	-----------	-----------
Total	$ 70,500	25,160
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Ratio of earnings to fixed charges	5.74	9.71
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